SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

ITEX CORPORATION

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

465647 303

(CUSIP Number)

Steven White 3326 160th Ave. SE, Ste. 100 Bellevue, Washington 98008
(425) 463-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

(Continued on the following pages)

CUSIP No. 465647 303	13D	Page 2 of 4 Pages

1	Name of Reporting Person Steven White
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds* PF, SC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2(e) ☐
6	Citizenship Or Place Of Organization United States citizen

Number of Shares	7	Sole Voting Power 590,487
Beneficially Owned by	8	Shared Voting Power - 0 -
Each Reporting	9	Sole Dispositive Power 590,487
Person With	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,487
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 28.3%
14	Type Of Reporting Person* IN

Item 1. Security and Issuer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on August 2, 2004 (the “Original Filing”), as amended by Amendment No. 1 filed on July 10, 2006 (“Amendment No. 1”), Amendment No. 2 filed on October 27, 2006 (“Amendment No. 2”), Amendment No. 3 filed on October 13, 2009 (“Amendment No. 3”), Amendment No. 4 filed on April 8, 2011 (“Amendment No. 4”), Amendment No. 5 filed on September 15, 2014 (“Amendment No. 5”), Amendment No. 6 filed on March 16, 2015 (“Amendment No. 6”), and Amendment No. 7 filed on April 24, 2015 (“Amendment No. 7”), (the Original 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8, the “Schedule 13D”), by Steven White (the “Filing Person”) relates to the common stock, par value $.01 per share (the “Shares”), of ITEX Corporation, a Nevada corporation (“ITEX” or the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. The address of ITEX’s principal executive office is 3326 – 160th Ave SE, Suite 100, Bellevue, Washington 98008.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Shares acquired by the Filing Person reported in Item 5(c) below were awarded as compensation for services rendered ITEX as Chief Executive Officer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Filing Person beneficially owned in the aggregate 590,487 Shares, constituting 28.3% of the outstanding Shares. The percentage of Shares owned is based upon 2,084,869 Shares outstanding as of October 31, 2015, as provided by the Issuer.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Person is set forth on the cover pages in items 7 through 10. The information in such items is incorporated herein by reference.

(c) The following transaction was effected in the past 60 days:

Name	Date	Number of Shares (#)	Price	Transaction Type
Steven White	12/03/15	25,000	0.00	Award pursuant to Rule 16b-3(d)

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The acquired Shares reported in Item 5(c) above were awarded under the ITEX Corporation 2014 Equity Incentive Plan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2015

/s/ Steven White

Attention:	Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

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